FILE No.
82-4749



Northern Abitibi Mining Corp.
Interim Unaudited Consolidated Financial Statements
June 30, 2010

In accordance with national instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated balance sheet as at June 30, 2010 nor the unaudited interim consolidated statements of net and comprehensive loss and deficit and cash flows for the three and nine month periods ended June 30, 2010 and June 30, 2009.

dw 9/1

Northern Abitibi Mining Corp.
Interim Consolidated Balance Sheets

	June 30, 2010 (Unaudited)	September 30, 2009
ASSETS		
Current		
Cash and cash equivalents (Note 3)	**$ 1,178,609**	$ 647,347
Accounts receivable	**69,529**	20,695
Government grants receivable	**100,000**	100,000
Prepaid expenses	**24,556**	12,556
	1,372,694	780,598
Exploration advances	**25,000**	-
Mineral properties and equipment (Note 4)	**1,878,117**	1,730,164
	$ 3,275,811	$ 2,510,762
LIABILITIES		
Current		
Accounts payable and accrued liabilities	**$ 350,772**	$ 166,100
Due to related parties (Note 10)	**4,147**	16,793
	354,919	182,893
Asset retirement obligation (Note 5)	**44,900**	24,375
	399,819	207,268
SHAREHOLDERS' EQUITY		
Capital stock (Note 6)	**12,269,299**	11,268,086
Warrants (Note 6)	**581,363**	302,000
Contributed Surplus (Note 6)	**914,500**	789,980
Deficit	**(10,889,170)**	(10,056,572)
	2,875,992	2,303,494
	$ 3,275,811	$ 2,510,762

Nature and continuance of operations (Note 1)
Commitments (Note 11)

Approved by the Board

"Shane Ebert" Director

"Lesley Hayes" Director

See accompanying notes to the financial statements.

Northern Abitibi Mining Corp.

Interim Consolidated Statements of Net and Comprehensive Loss and Deficit

(Unaudited – prepared by management)

	Three Months Ended June 30		Nine Months Ended June 30	
	2010	2009	**2010**	2009
Expenses				
General and administrative (Note 8)	**$ 33,633**	$ 38,462	**$ 185,544**	$ 173,974
Reporting to shareholders	**5,970**	18,747	**23,854**	23,136
Professional fees	**4,391**	2,064	**11,361**	9,214
Stock exchange and transfer agent fees	**4,145**	3,493	**9,102**	9,201
Amortization of capital assets	**1,825**	2,232	**4,950**	6,697
Accretion of asset retirement obligation (Note 5)	**-**	-	**2,925**	875
Foreign exchange loss	**-**	1,093	**-**	-
	(49,964)	(66,091)	**(237,736)**	(223,097)
Other Income (Expense)				
Interest	**1,166**	586	**1,806**	2,951
Abandonments and mineral property write-down	**-**	-	**(671,668)**	-
	1,166	586	**(669,862)**	2,951
Loss before income taxes	**(48,798)**	(65,505)	**(907,598)**	(220,146)
Future income tax recovery(Note 6)	**-**	-	**75,000**	200,000
Net and Comprehensive Loss	**(48,798)**	(65,505)	**(832,598)**	(20,146)
Deficit, beginning of period	**(10,840,372)**	(9,918,215)	**(10,056,572)**	(9,963,574)
Deficit, end of period	**$(10,889,170)**	$(9,983,720)	**$(10,889,170)**	$(9,983,720)
Earnings (loss) per share				
Basic and diluted	**$ 0.00**	$ 0.00	**$ (0.01)**	$ 0.00
Weighted Average Number of Shares Outstanding				
Basic and diluted (Note 9)	**71,600,565**	58,551,242	**67,302,742**	55,795,617

See accompanying notes to the financial statements

Northern Abitibi Mining Corp.
Interim Consolidated Statements of Cash Flows
(Unaudited – prepared by management)

	Three months ended June 30		Nine months ended June 30	
	2010	2009	**2010**	2009
Increase (decrease) in cash and cash equivalents:				
Operating activities				
Interest received	**$ 1,166**	$ 586	**$ 1,806**	$ 2,951
Cash operating expenses	**(65,221)**	(70,456)	**(206,022)**	(210,252)
	(64,055)	(69,870)	**(204,216)**	(207,301)
Financing activities				
Government grant receipts	**-**	-	**100,000**	127,721
Private placement proceeds	**-**	-	**1,329,000**	640,000
Cash share issue costs and financing fees	**-**	-	**(88,267)**	(81,040)
Exercise of options and warrants	**35,312**	-	**75,312**	-
Part XII.6 tax	**-**	-	**(7,500)**	-
	35,312	-	**1,408,545**	686,681
Investing activities				
Receipt of environmental deposits	**-**	3,065	**-**	3,065
Exploration advances	**(25,000)**	-	**(25,000)**	-
Mineral property additions	**(348,881)**	(58,631)	**(648,067)**	(262,225)
	(373,881)	(55,566)	**(673,067)**	(259,160)
Foreign exchange loss on cash held in foreign currency	**-**	(1,093)	**-**	-
Increase (decrease) in cash and cash equivalents	**(402,624)**	(126,529)	**531,262**	220,220
Cash and cash equivalents:				
Beginning of period	**1,581,233**	750,082	**647,347**	403,333
End of period	**$1,178,609**	$ 623,553	**$1,178,609**	$ 623,553

Supplementary Information:

Interest and taxes

Apart from the Part XII.6 tax disclosed above, there were no cash expenditures on interest or taxes during the three and nine month periods ended June 30, 2010 and 2009, respectively.

Non-cash transactions:

2010

During the nine months ended June 30, 2010 the Company issued 665,000 common shares pursuant to the Viking, Newfoundland and Labrador option agreement. The non-cash transaction was valued at $113,050 using the closing price of the Company's common shares on the share issue date.

During the nine month period ended June 30, 2010, the Company granted stock options to officers and/or directors resulting in a non-cash charge of $51,000 being included in general and administrative expenses. Note 8

2009

During the nine months ended June 30, 2009, non-cash share issue costs in the amount of $26,000 were recognized as a reduction to capital stock. These costs represented the value assigned to agent's warrants granted in connection with the private placement that closed on December 30, 2008.

During the nine months ended June 30, 2009, the Company issued 476,190 common shares, pursuant to the Taylor Brook acquisition agreement. The non-cash transaction was valued at $50,000 using the market value of the shares at the transaction date or dates determined by the agreement.

See accompanying notes to the financial statements.

1. Nature and continuance of operations

Northern Abitibi Mining Corp. is engaged in the business of mineral exploration and development in Canada and the United States. Since inception, the efforts of the Company have been devoted to the acquisition, exploration and development of mineral properties. To date the Company has not received any revenue from mining operations and has not determined whether mineral properties contain ore reserves that are economically recoverable. These interim consolidated financial statements include the accounts of the Company and its wholly-owned US subsidiary NAMCOEX Inc.

The carrying values of mineral properties represent costs incurred to date, net of recoveries, abandonments and write-downs, and do not necessarily reflect present or future values. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain necessary financing to complete the development of properties where necessary, and upon future profitable operations; or alternatively, upon the Company's ability to recover its costs through a disposition of its interests.

These interim consolidated financial statements have been prepared by management on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to raise adequate financing or to commence profitable operations. The Company has been successful in raising equity capital to fund exploration expenditures and operating expenditures and has completed a significant financing during the period that will allow it to cover its first stage 2010 exploration budget as well as general and administrative expenses and other operating expenses to approximately March, 2011. The Company will be required to obtain additional financing to fund an expanded 2010 exploration program, exploration programs beyond 2010, future mineral property acquisitions and general and administrative and other operating expenditures for 2011 and beyond. There can be no assurance that the Company will be successful in obtaining further financing. As a result, there is significant risk regarding the Company's ability to continue as a going concern. These financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities, revenues and expenses if the Company could not continue as a going concern. Such adjustments could be material.

These interim consolidated financial statements, that were not subject to audit or review by the Company's external accountants, follow the same accounting policies and methods of computation as the audited financial statements for the year ended September 30, 2009. These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2009 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented.

2. Accounting policies

Future

In February, 2008, the Canadian Accounting Standards Board, (AcSB), announced that interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 must be prepared in accordance with International Financial Reporting Standards, (IFRS). Accordingly the Company will be required to present their financial statements for the fiscal year ended September 30, 2012 in accordance with IFRS and will be required to restate the comparatives for the fiscal year ended September 30, 2011. While the Company has begun assessing the consequences of the adoption of IFRS, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3. Cash and cash equivalents

At June 30, 2010, unexpended proceeds from flow-through share issuances in the amount of $435,000, that are restricted for use on qualifying exploration expenditures, are included in cash and cash equivalents. The Company is committed to incur these costs by December 31, 2011.

4. Mineral properties and equipment

The following exploration and acquisition costs were incurred during the nine month periods ended June 30, 2010 and June 30, 2009 respectively:

		Newfoundland & Labrador	
Nine months ended June 30, 2010	**Total**	**Taylor Brook**	**Viking**
Exploration expenditures:			
Cumulative exploration costs to Sept. 30, 2009	$ 1,400,174	$ 459,228	$ 940,946
Geological consulting	171,177	-	171,177
Drilling	392,263	-	392,263
Travel and accommodation	15,881	-	15,881
Field	41,244	-	41,244
Metallurgical	10,087	-	10,087
Geochemical	122,663	-	122,663
Geophysical	2,023	-	2,023
Equipment rental	35,081	-	35,081
Asset retirement provision	17,600	-	17,600
Government grant	(100,000)	-	(100,000)
Mineral property write-down	(459,228)	(459,228)	-
Cumulative exploration costs to June 30, 2010	**1,648,965**	**-**	**1,648,965**
Property acquisition costs:			
Cumulative acquisition costs to September 30, 2009	309,156	212,440	96,716
Acquisition costs incurred	113,050	-	113,050
Mineral property write-down	(212,440)	(212,440)	-
Cumulative acquisition costs to June 30, 2010	**209,766**	**-**	**209,766**
Total mineral properties June 30, 2010	**$ 1,858,731**	**$ -**	**$ 1,858,731**
Equipment at cost	37,902		
Accumulated amortization	(18,516)		
Total mineral properties and equipment June 30, 2010	**$1,878,117**		

		Newfoundland & Labrador	
Nine months ended June 30, 2009	**Total**	**Taylor Brook**	**Viking**
Exploration expenditures:			
Cumulative exploration costs to Sept. 30, 2008	$ 659,920	$ 441,861	$ 218,059
Geological consulting	111,939	4,250	107,689
Drilling	151,676	-	151,676
Travel and accommodation	10,890	-	10,890
Field	23,703	187	23,516
Geochemical	14,746	273	14,473
Equipment rental	4,537	-	4,537
Trenching and road preparation	40,613	-	40,613
Air support	4,024	-	4,024
Asset retirement provision	9,200	-	9,200
Adjustment to government grant	27,279	12,657	14,622
Cumulative exploration costs to June 30, 2009	**1,058,527**	**459,228**	**599,299**
Property acquisition costs:			
Cumulative acquisition costs to September 30, 2008	160,723	101,240	59,483
Acquisition costs incurred	111,308	111,200	108
Cumulative acquisition costs to June 30, 2009	**272,031**	**212,440**	**59,591**
Total mineral properties June 30, 2009	**$ 1,330,558**	**$ 671,668**	**$ 658,890**
Equipment at cost	34,400		
Accumulated amortization	(11,333)		
Total mineral properties and equipment June 30, 2009	**$1,353,625**		

4. Mineral properties and equipment (continued)

Newfoundland and Labrador, Canada

Taylor Brook

During the year ended September 30, 2007 the Company entered into an option agreement to acquire an interest in the Taylor Brook nickel/copper/cobalt/platinum group elements prospect located in Northwestern Newfoundland. During the nine months ended June 30, 2010, the Company determined that it would not pursue further exploration on the property, and in the absence of suitable partners to help further exploration on the property, the Company returned the property to the vendors. The carrying costs aggregating $671,668 were consequently written-off during the nine months ended June 30, 2010.

Viking

During the year ended September 30, 2007 the Company entered into an option agreement to acquire a majority interest in the Viking gold property in western Newfoundland. By issuing 1,115,000 shares of the Company and spending $1,200,000 on exploration by December, 2009, the Company completed the earn-in and, at the vendor's election, the Company acquired a 100% interest in the Viking property subject to a sliding scale net smelter returns royalty of 2% to 4% based on the price of gold.

5. Asset retirement obligation

Changes in the asset retirement obligation for the nine months ended June 30, 2010 and year ended September 30, 2009 respectively are as follows:

	Nine months ended June 30, 2010	**Year ended Sept.30, 2009**
Balance, beginning of period	**$ 24,375**	$ 9,100
Change in retirement accrual	**17,600**	14,400
Accretion	**2,925**	875
Balance, end of period	**$ 44,900**	$ 24,375

As at June 30, 2010, the Company has recorded $44,900, (Sept.30, 2009 - $24,375), representing estimated costs to restore the Taylor Brook and Viking, Newfoundland & Labrador properties. The Taylor Brook and Viking costs were calculated based on expected payments of $46,000 two years in the future, inflation adjusted and discounted at 12% per annum. Management believes that there are no other significant legal obligations as at June 30, 2010 for current and future asset retirement and restoration costs. The ultimate amount of future restoration costs is uncertain; circumstances could arise over the years that would require material revisions to these estimated obligations. Changes in assumptions could have a material effect on the fair value of asset retirement obligations.

6. Capital stock, warrants and contributed surplus

a) Authorized

Unlimited number of common shares without par value

b) Issued

	Number of Shares	Shares Amount	Contributed Surplus	Number of Warrants	Warrants Amount
Balance Sept. 30, 2009	61,927,256	$11,268,086	$789,980	6,001,920	$302,000
Warrants exercised	527,827	91,950	-	(527,827)	(32,637)
Warrants issued	-	-	-	190,476	6,000
Warrants expired	-	-	78,000	(964,513)	(78,000)
Shares issued pursuant to mineral property option agreement	665,000	113,050	-	-	-
Private placement	8,508,332	945,000	-	5,870,832	384,000
Share issue costs	-	(88,267)	-	-	-
Tax effect of flow-through renunciation	-	(75,000)	-	-	-
Options exercised	100,000	14,480	(4,480)	-	-
Stock-based compensation Note 8	-	-	51,000	-	-
Balance June 30, 2010	**71,728,415**	**$12,269,299**	**$914,500**	**10,570,888**	**$581,363**

During the nine months ended June 30, 2010, 380,952 agents' warrants were exercised at $0.105 per warrant to acquire 380,952 common shares and 190,476 brokers' warrants. Each of the 190,476 brokers' warrants may be exercised to acquire one common share at $0.25 per share to December 30, 2010. Further, warrants to acquire 100,000 common shares at $0.15 per share and 46,875 common shares at $0.22 per share, were exercised during the period. Warrants to acquire 964,513 common shares at $0.23 per share expired without exercise on April 2, 2010. Stock options were exercised during the nine months ended June 30, 2010 to acquire 100,000 common shares at $0.10 per share.

On February 5, 2010, the Company closed a non-brokered private placement of 3,233,332 common units at a price of $0.15 per common unit and 5,275,000 flow-through units at a price of $0.16 per flow-through unit for gross proceeds of $1,329,000. Each common unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at a price of $0.22 per share to February 5, 2012. Each flow-through unit consisted of one common flow-through share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of $0.22 per share until February 5, 2012. The warrants attached to the private placement units were valued at $384,000 using the Black Scholes Option Pricing Model assuming volatility of 88%, a 2 year warrant life, a risk-free interest rate of 1.25% and a 0% dividend rate. Officers and directors subscribed to 306,666 common units.

Exploration expenditures aggregating $300,000, (2009 - $800,000), were renounced to flow-through share investors during the nine months ended June 30, 2010. The $75,000, (2009 - $200,000), tax value associated with these resource expenditures reduced capital stock and was recognized as future income taxes payable. As the company has unrecognized future tax assets, this liability was extinguished through the recognition of a future tax recovery in the statement of net and comprehensive earnings (loss).

6. Capital stock, warrants and contributed surplus (continued)

c) Stock options outstanding

The Company has an option plan (the Plan), under which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the Plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant. The exercise price of the options granted under the Plan will not be less than that from time to time permitted under the rules of the stock exchange or exchanges on which the shares are then listed, which price reflects trading values at that time. All of the outstanding options vested on the grant date. The following table summarizes stock options outstanding at the respective period-ends.

	Number of shares		Exercise
Expiry	Mar. 31, 2010	Sept. 30, 2009	Price
August 1, 2011	525,000	625,000	$0.10
December 11, 2011	500,000	500,000	$0.10
October 17, 2012	825,000	825,000	$0.22
February 10, 2015	700,000	-	$0.155
	2,550,000	**1,950,000**	

d) Stock option transactions

	Number of options	Weighted average exercise price
As at September 30, 2009	1,950,000	$0.15
Granted	700,000	$0.155
Exercised	(100,000)	$0.10
As at June 30, 2010	**2,550,000**	**$0.15**

e) Warrants outstanding and warrant transactions

	Balance Sept. 30, 2009	Warrants Issued	Warrants Expired	Warrants Exercised	Balance June 30, 2010
Warrants exercisable at $0.23, expiring Apr. 2, 2010	964,513	-	(964,513)	-	-
Warrants exercisable at $.25 expiring Dec. 30, 2010	2,380,951	-	-	-	2,380,951
Agent's warrants exercisable at $0.105 expiring Dec. 30, 2010	380,952	-	-	(380,952)	-
Brokers' warrants exercisable at $0.25 expiring Dec.30, 2010	-	190,476	-	-	190,476
Warrants exercisable at $0.15 expiring Mar. 19, 2011	700,000	-	-	(100,000)	600,000
Warrants exercisable at $0.22 expiring Sept. 4, 2011	666,416	-	-	-	666,416
Warrants exercisable at $0.23 expiring Sept. 4, 2011	909,088	-	-	-	909,088
Warrants exercisable at $0.22 expiring Feb. 5, 2012	-	5,870,832	-	(46,875)	5,823,957
TOTAL	**6,001,920**	**6,061,308**	**(964,513)**	**(527,827)**	**10,570,888**

The warrants indicated above may be exercised to acquire an equal number of common shares. Subsequent to period-end, 50,000 warrants expiring March 19, 2011 were exercised at $0.15 per share to acquire 50,000 common shares.

7. Financial instruments

The following summarizes the carrying values of the various financial instrument categories:

Category	Carrying value June 30, 2010	Carrying value Sept. 30, 2009
Held for trading (Cash and cash equivalents)	**$1,178,609**	$ 647,347
Loans and receivables (Accounts and grants receivable and Due from related parties)	**$ 169,529**	$ 120,695
Other financial liabilities (Accounts payable and accrued liabilities and Due to related parties)	**$ 354,919**	$ 182,893

Loans and receivables and other financial liabilities are carried at amortized cost which approximates fair value and cost due to the short-term nature of the instruments. Held for trading investments are carried at fair value which approximates cost due to their short-term nature. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The Company does not have foreign currency at this time, nor does it undertake transactions denominated in foreign currencies, consequently it does not currently utilize market risk sensitive instruments to manage its exposure to foreign currency exchange rates.

8. Stock based compensation

Included in general and administrative expenses for the nine months ended June 30, 2010 is stock based compensation in the amount of $51,000, (2009 - $Nil). The fair value of the compensation was determined using the Black-Scholes Option Pricing Model using the following information and assumptions:

Nine months ended June 30,	2010
Number of options granted	700,000
Exercise price	$0.155
Expected stock price volatility	88%
Risk-free interest rate	1.34%
Expected option life	2 years
Expected dividend yield	-

9. Earnings per share

The earnings per share calculations for the periods disclosed were anti-dilutive due to the fact that losses were incurred in all periods. As a result no adjustments were required to basic weighted average shares outstanding or to the loss amount. Refer to note 6 (c) and (e) for a summary of options and warrants that could potentially dilute basic earnings per share in the future but were excluded from the calculation in the periods disclosed in these financial statements because their effect was anti-dilutive

10. Related party transactions

During the nine months ended June 30, 2010, the Company was billed $14,900, (2009 - $14,900), for its share of base office lease costs and $13,200, (2009 - $12,900), for its share of lease operating and general and administrative costs, by a company related by virtue of certain common officers and directors. The Company billed the same related company $1,400 for its share of postage during the current period. Officers of the Company billed for their consulting services at hourly or daily rates, either personally or through their corporate employers. The aggregate billed for the nine months ended June 30, 2010 was $103,200, (2009 - $99,900). Related party payables at June 30, 2010 and September 30, 2009 related to the aforementioned billings that were unpaid at period end. Refer also to note 6(b). Directors were paid $2,400 during the nine months ended June 30, 2010, (2009 - $1,800).

Related party transactions were in the normal course of operations and were measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

11. Commitments

Pursuant to a sublease agreement with a company related by virtue of certain common officers and directors, the company is committed to pay its share of lease operating costs and base lease expenses. The committed base lease costs to the end of the lease are as follows:

Remainder of 2010	$5,000	**2011**	$19,900	**2012**	$5,000

In addition, the company is committed to pay its share of annual associated lease operating costs, which are expected to aggregate approximately $13,000 for the year ended September 30, 2010.

The Company entered into a drilling contract during the nine months ended June 30, 2010 that requires that the Company commit to a minimum of 6000 meters of casing and coring on the Viking property. Approximately 3700 meters had been completed by June 30, 2010, leaving an approximate commitment of 2300 meters with an estimated committed cost of $34,000 at that date.

12. Segment disclosures

While in past years the Company had undertaken mineral exploration in the United States, during the periods ended June 30, 2010 and June 30, 2009 all mineral exploration activities were undertaken in Canada. Virtually all operating expenditures were incurred in Canada during the nine months ended June 30, 2009 and all expenditures were incurred in Canada during the nine months ended June 30, 2010. Consequently, segmented information is not presented for the current and comparative period.

13. Capital

The Company's objective when managing capital is to continue as a going concern so that it can provide value to shareholders by acquiring and conducting exploration on mineral exploration properties with the ultimate objective of finding commercial quantities of base and/or precious metals. Capital is defined as Capital Stock, Warrants, Contributed Surplus and Deficit. The Company has traditionally financed through equity issues rather than debt and does not anticipate using debt to finance its continuing grass roots exploration. Should the Company evolve to the point where it is developing or operating a mine, debt options would be investigated.

The Company will raise equity as cash flow requirements dictate and will attempt, when able, to time financings with more favorable market conditions. The Company can scale back exploration, and to a certain extent, discretionary administrative costs during tighter equity markets. The Company invests all capital that is surplus to its immediate operational needs in short-term, liquid and highly-rated financial instruments such as Bankers' Acceptances.

The externally imposed capital requirement that the Company is exposed to relates to flow-through shares. Pursuant to flow-through agreements entered into with flow-through share subscribers, the Company has committed to use the full proceeds of these issuances to incur qualifying mineral exploration expenditures within a prescribed time frame. Should the Company not incur these expenditures, they are required to pay the flow-through subscribers an amount equal to the tax payable by the subscriber as a result of the Company's failure to incur the expenditures. As indicated in note 3, as at June 30, 2010, the Company is required to incur $435,000 of qualifying exploration expenditures by December 31, 2011.

14. Financial Risk Management

a) Credit Risk

Credit risk is the risk of financial loss to the Company if counterparties to a financial instrument fail to meet their contractual obligations. The Company's financial instruments that could be subject to credit risk consist of accounts receivable, related party receivables, government grant receivables, GST/HST input tax credits and cash held in bankers' acceptances. The Company has had a history of prompt payment of their receivables and considers credit risk to be low on these instruments as at June 30, 2010.

14. Financial Risk Management (continued)

b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company's approach to managing liquidity risk is the utilization of budgets, to attempt to maintain sufficient liquidity in order to meet operational and exploration requirements as well as property acquisition commitments. The Company raises capital through equity issues and its ability to do so is dependent on a number of factors including market acceptance, stock price and exploration results. The Company believes that it has sufficient working capital to finance operating costs to approximately March, 2011 and the first stage 2010 exploration program, however operating costs beyond March, 2011, the second stage 2010 exploration program, increases in activity levels and new property acquisitions will require additional financing. Refer also to Note 1, Nature and continuance of operations.

c) Market risk

Market risk consists of currency risk, commodity price risk and interest rate risk. The objective of market risk management is to manage and control market risk exposures within acceptable limits. There were no foreign currency denominated transactions during the period ended June 30, 2010 and the Company did not hold cash balances in foreign currencies. As a result the Company was not exposed to foreign currency exchange risks during the nine months ended or as at June 30, 2010. Since the Company has not yet developed producing mineral interests, it is not exposed to commodity price risk at this time. As the Company has no debt facilities and has minimal amounts of interest income, it is not exposed to significant interest rate risk at this time.

15. Subsequent events

Subsequent to period end, warrants were exercised to acquire 50,000 commons shares at $0.15 per share.

On August 18, 2010 the Company entered into a property acquisition agreement with Sociétè d'Exploration Minière Vior Inc., (Vior), for the disposition of its 50% interest in two mineral claims in Quebec that are north of Vior's Douay deposit. On the closing date Vior paid $40,000 to Northern Abitibi and issued 400,000 of its common shares and 200,000 warrants. The warrants will expire on August 24, 2015 and will be exercisable at $0.12 per share to acquire up to 200,000 of Vior's common shares. If Vior's Douay West deposit goes into production or if Vior's ownership in the claims falls below 10%, (the triggering events), the Company will receive additional consideration. Either of the triggering events would result in the Company receiving an additional $80,000, 400,000 Vior common shares and 200,000 Vior warrants, exercisable for a period of five years at a price that is 33 1/3% higher than the 10 day trading average leading up to the triggering event, and in no case less than $0.10.

The Douay property is no longer carried on the Company's books because it was written-off when the Company determined that it would not conduct further exploration on it. Consequently, the proceeds of its disposition will be reflected fully in earnings in the period that the sale closed.

16. Seasonality or cyclicality

The Company incurs the majority of its Canadian exploration expenditures during spring, summer and fall.

NORTHERN ABITIBI MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED JUNE 30, 2010

The information included in this document should be read in conjunction with the unaudited consolidated financial statements for the nine months ended June 30, 2010 and related notes thereto. The financial information in this Management Discussion and Analysis, (MD&A), is derived from the Company's financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles. The effective date of this MD&A is August 25, 2010. All dollar amounts are in Canadian Dollars unless otherwise stated. Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Statements and/or financial forecasts that are unaudited and not historical, including without limitation, exploration budgets, data regarding potential mineralization, exploration results and future plans and objectives, are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated. Such risks and uncertainties include risks related to the Company's business including, but not limited to: general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel. Actual exploration and administrative expenditures can differ from budget due to unforeseen circumstances, changes in the market place that will cause suppliers' prices to change, and additional findings that will dictate that the exploration plan be altered to result in more or less work.

All forward-looking information is stated as of the effective date of this document, and is subject to change after this date. There can be no assurance that forward-looking information will prove to be accurate and future events and actual results could differ materially from those anticipated.

1) Principal Business of the Company

Northern Abitibi Mining Corp., (the Company), trading as NAI on the TSX.V, including its wholly owned subsidiary, NAMCOEX Inc., is engaged exclusively in the business of mineral exploration and development and, as the Company has no mining operations and no earnings therefrom, is considered to be in the development stage. The recoverability of the amounts comprising mineral properties is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain financing to complete the development of the properties where necessary and upon future profitable production; or, alternatively, upon the Company's ability to recover its costs through a disposition of its interests. The Company's philosophy is to acquire projects at the grass roots level and advance them to a point where partners can be brought in to further the properties to the stage where a mine is commercially feasible or the property can be sold outright.

The Company has no operating income and no earnings; exploration and operating activities are financed by the sale of common shares and warrants. None of the Company's properties are in production. Consequently, the Company's net income is a limited indicator of its performance and potential.

2) Highlights – nine months ended June 30, 2010

a) In October, 2009 the Company completed a 3612.6 meter, 35 hole, drilling program on Viking, Newfoundland & Labrador. The Company has intersected gold mineralization along the Thor Trend over a 1000 meter strike length through drilling and trenching combined. Results of the summer/fall 2009 program included 136 g/t gold over 0.5 meters and 7.9 g/t gold over 27 meters from hole 23.
b) In November, 2009 the Company completed its option earn-in on the Viking property and in December, 2009 the Vendor of the property confirmed that the Company had earned a 100% interest in the property subject to a 2.0% - 4.0% sliding net smelter royalty retained by the vendor.

2) Highlights – the nine months ended June 30, 2010 (continued)

c) On February 5, 2010 the Company closed a non-brokered private placement for gross proceeds of $1,329,000 before finders' fees of $75,810 and other issue costs. The proceeds will be used primarily to fund its 2010 exploration program on Viking.

d) During the nine months ended June 30, 2010, the Company submitted 802 drill core samples for reassay when it determined that the nuggety free gold could be better captured in the sample when the entire sample is pulverized and combined with the original pulp to provide as large a sample size as possible. The reassays resulted in an overall 10.8% increase in average gold grades in the 802 samples, in contrast to previously released grades based on assaying smaller sample sizes.

e) During the nine months ended June 30, 2010 the Company commenced and completed a portion of its first stage drill and surface program. Subsequent to period end the Company completed the first stage drill program which included 6678 meters of core in 40 holes. The program has successfully intersected gold mineralization along the Thor Trend and the results have expanded the bulk-minable potential of the northern portion of the Thor Trend as well as identifying high grade, potentially underground minable, gold zones throughout the entire trend.

f) During the nine months ended June 30, 2010, the Company determined that it would concentrate its exploration efforts on its Viking, Newfoundland and Labrador property and consequently returned the Taylor Brook, Newfoundland and Labrador property to the vendor.

3) Mineral Properties

Taylor Brook, Newfoundland and Labrador, Canada

During the year ended September 30, 2007 the Company entered into an option agreement to acquire an interest in the Taylor Brook nickel/copper/cobalt/PGE prospect located in Northwestern Newfoundland. While management was encouraged by the Taylor Brook 2008 exploration results, in the current period management of the Company felt that financial resources were better allocated to the Viking property that could be advanced more quickly and efficiently. During the nine months ended June 30, 2010, the Company determined that it would not pursue further exploration on the property and, in the absence of suitable partners to help further exploration, the Company returned the property to the vendor. Consequently, the Company wrote off the capitalized exploration and acquisition costs aggregating $672,000.

Viking, Newfoundland and Labrador, Canada

During the year ended September 30, 2007 the Company entered into an option agreement to acquire a majority interest in the Viking gold property in western Newfoundland by issuing 1,115,000 shares of the Company and spending $1,200,000 on exploration over four years. During the nine months ended June 30, 2010, the Company completed its option earn-in to acquire a 100% interest in the property subject to a 2.0% - 4.0% sliding scale net smelter royalty that was retained by the vendor. The Viking property has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project.

The property contains a series of mesothermal style quartz veins and stockworks hosted in Precambrian intrusive rocks. Mineralization consists of pyrite-chalcopyrite-galena-sphalerite and locally visible gold in silica-carbonate altered zones. Two large gold-in-soil anomalies have been defined on the property

In October, 2007 the Company conducted a trenching program focused on large zones containing well-defined gold in soil anomalies and zones with high grade gold in rocks. The trenching program uncovered four zones containing high-grade mineralization with gold values ranging from 8.5 to 246.6 grams per tonne occurring over an area exceeding 1,500 meters in strike length, confirming the potential for a large, high-grade, gold vein system.

3) Mineral Properties (continued)

Viking, Newfoundland and Labrador, Canada

The second phase exploration program conducted in fiscal 2008, with a budget of approximately $127,000 and actual costs of approximately $115,000, was completed in late July, 2008. This phase included a major trenching program of twenty additional trenches identifying six new zones of alteration and quartz sulphide veining in bedrock. The results of the 243 rock samples were reported in a news release dated September 8, 2008. The trenching program resulted in the discovery of four new zones of bedrock hosted high grade gold mineralization with grades ranging from 7.7 to 335.4 grams per tonne gold. The trenching of the mostly unexplored, gold-in-soil anomaly confirmed that both high and low grade gold mineralization was found in bedrock over an area approaching 3 kilometres.

The Company commenced their first drilling program on the Viking property in early October, 2008. The 10 hole, 575 meter drill program was designed to test several high grade gold zones at trenches 1, 7, 9 and 14 that were discovered during the trenching program. Drilling was completed at the end of October. Holes 1 to 5 tested the Thor Vein and holes 6 to 9 tested the Odin Vein which is located 70 meters south of the Thor Vein. Hole 10 was located 310 meters south of the Odin Vein.

Four drill holes directly tested the high grade Thor Vein, a zone of quartz-sulfide veins which is exposed on surface and is continuous to the depths drilled. Drill results from the Thor Vein ranged from 16.12 grams per tonne, (g/t), gold over 3.8 meters, (m), to 218.79 g/t gold over 0.5 m. Several zones of lower grade mineralization surrounding the Thor Vein were drilled with results including 23 m grading 5.12 g/t gold, 10.8 m grading 2.43 g/t gold, 22 m grading 1.91 g/t gold and 16.8 m grading 1.54 g/t gold. Additional zones of mineralization were encountered at the Odin Zone located 70 m south of the Thor Vein. Drilling results from the Odin Zone included 1.6 m grading 16.07 g/t gold, 1.6 m grading 9.84 g/t gold, 1.3 m grading 6.07 g/t gold, 0.6 m grading 7.58 g/t gold and 14.0 m grading 1.73 g/t gold.

The Company utilized the December, 2008 flow-through share proceeds in the trenching, mapping, and drill program. The trenching program commenced during the latter part of May, 2009, with drilling commencing in late June, 2009. The Company also received a Newfoundland exploration grant that contributed $100,000 of the exploration costs based upon payment of one-half of qualifying expenditures.

Trenching during 2009 has indicated mineralized widths up to 35 meters or more, and surface sampling has demonstrated strong gold mineralization occurs along the known strike length. The trenching program has had excellent success in expanding and defining a north-south oriented zone of mineralization associated with the Thor Trend. Two new areas of high grade gold mineralization were uncovered in new trenches and road cuts. One of the new discoveries is located 85 meters north of the high grade Thor vein. Two grab samples from a sulfide bearing quartz vein from this zone have returned 57.8 and 120.1 g/t gold. A second zone has been discovered 285 meters south of the Thor vein. Two grab samples from sulfide bearing quartz veins from this zone have returned between 83.0 and 148.1 g/t gold. These veins occur within a 20 to 30 meter wide zone of intense sericite-quartz-carbonate altered rock, and a grab sample of this altered wall rock contained 9.1 g/t gold.

During 2009 the Company collected an additional 140 samples from previously unsampled 2008 drill core in zones with potential for additional gold mineralization. This sampling helped define the boundaries of mineralization, especially within the low grade potentially bulk minable halos surrounding high grade zones. It has also identified new zones of high grade mineralization, including 11.3 g/t gold over 0.5 meters, 6.6 g/t gold over 0.7 meters, and 6.1 g/t gold over 0.6 meters.

The 35 hole, 3612.6 meter, drilling program commenced on Viking in the last week of June, 2009 and concluded in October, 2009. The Company intersected gold mineralization in drilling along the Thor Trend over a 600 meter long strike length. Highlights of the drill results included 45.5 g/t gold over 1 meter and 18.4 g/t over 4.3 meters from holes 11 to 14; 37.5 g/t gold over 1.2 meters and 4.1 g/t gold over 18.2 meters from holes 14 to 21; 136 g/t gold over 0.5 meters and 7.9 g/t gold over 27 meters from holes 22 to 25;

3) Mineral Properties (continued)

Viking, Newfoundland and Labrador, Canada

12.5 g/t gold over 0.3 meters from holes 26 to 29; 16.7 g/t gold over 5.1 meters and 2.7 g/t gold over 23.8 meters from holes 30 to 32; 27.7 g/t gold over 0.6 meters and 1.5 g/t gold over 27.6 meters from holes 33 to 39 and 21.9 g/t gold over 0.7 meters and 1 g/t gold over 31.3 meters from holes 40 to 45.

During December, 2009 to February, 2010, 802 drill core samples from the Viking project were reassayed. The samples were re-analyzed for gold, with the entire sample pulverized and combined with the original pulp to provide as large a sample as possible. Maximizing sample size allows more grains of the nuggety free gold that is present in the system to be captured in the sample. As a result of the re-assays, some of the samples increased in gold value and some decreased. Most of the decreases came from low grade samples, while most of the significant increases came from higher grade samples. The net result was an overall 10.8% increase in average gold grades, in contrast to previously released grades based on assaying smaller sample sizes. The reassays identified several new high grade zones in the drill data, notably 16.2 grams per tonne, (g/t), gold over 1.2 meters in hole 09VK-14; 15.5 g/t gold over 2.7 meters and 55.7 g/t gold over 0.6 meters in hole 09VK-21; and 12.2 g/t gold over 0.9 meters in hole 09VK-32.

The Company has completed its first phase 2010 exploration program that included 6678 meters of drilling and focused on infill and resource delineation along the Thor Trend, which remains open for expansion. This first stage exploration program has been budgeted at approximately $1.4 million and actual costs are expected to fall within the budget. The 2010 drilling program continues to successfully intersect gold mineralization along the Thor Trend. The results have expanded the bulk-minable potential of the northern portion of the Thor Trend and have identified high-grade, potentially underground minable, gold zones throughout the entire trend. Drill results to date have been communicated in news releases 10-9(May 27), 10-11(June 22), 10-12(July 13), 10-13(July 28), and 10-14(August 12). The Company also hired Met-Solve Laboratories Inc. to conduct metallurgical testing on a single composite sample of representative drill core from the Viking project. The objectives of the testing were to obtain a better understanding of the metallurgical characteristics of the mineralization and to identify any potential metallurgical difficulties at an early stage. The test work included screen analysis to determine average free gold particle size, preliminary grind size versus recovery studies, and gravity recoverable gold and gold recovery by bottle roll cyanide leaching. Details are discussed in news release 10-10(June 1). The preliminary metallurgical test work has confirmed the high degree of free gold contained within the Viking mineralization. Further testing will be required to provide definitive metallurgical characteristics along the entire Thor Trend, however, the initial results provide indications that the mineralization is amenable to standard ore processing techniques. The high percentage of gravity recoverable gold in the sample has favorable implications for future mining operations as gravity recovery of gold is generally accepted as the lowest cost method of processing gold ore.

The drills will be shut down on the property to approximately the end of August. Drilling with two rigs is anticipated to start again during the first week of September. The Company's objective, following drilling and tabulation of results, is to complete an initial National Instrument 43-101 resource estimate at Viking by the end of 2010.

4) Operating Results

Nine months ended June 30, 2010 compared to nine months ended June 30, 2009

A summarized statement of operations appears below to assist in the discussion that follows:

Nine months ended June 30	**2010**	**2009**
General and administrative expenses	$ (185,544)	$ (173,974)
Reporting to shareholders	(23,854)	(23,136)
Professional fees	(11,361)	(9,214)
Stock exchange and transfer agent fees	(9,102)	(9,201)
Interest income	1,806	2,951
Amortization of capital assets	(4,950)	(6,697)
Accretion of asset retirement obligation	(2,925)	(875)
Abandonments and mineral property write-down	(671,668)	-
Future income tax recovery	75,000	200,000
Net and comprehensive loss	$ (832,598)	$ (20,146)

The write-down of mineral property in the current period represents the aggregate carrying cost of the Taylor Brook property that was returned to the vendor. The Company chose to concentrate its efforts and financial resources on the Viking property. The future income tax recoveries pertain to the tax effect of flow-through share renunciations. The tax effect is recognized in the period in which the tax benefits are renounced to the shareholders. Since the Company had unrecognized tax benefits, a tax recovery was recorded to offset the future tax liability that would have been recorded in conjunction with the reduction in capital stock. The variances in general and administrative expenses and professional fees are discussed below.

The following summarizes the major expense categories comprising general and administrative expenses for the nine months ended June 30, 2010 and June 30, 2009 respectively:

Nine months ended June 30	**2010**	**2009**
Administrative consulting fees	$ 50,820	$ 44,436
Stock-based compensation	51,000	-
Investor relations	5,665	5,000
Occupancy costs	25,497	25,772
Office, secretarial and supplies	25,740	28,201
Website maintenance and networking	2,686	1,895
Travel and promotion	10,951	15,732
Directors' fees	2,400	1,800
Financing fee	-	28,500
Part XII.6 tax	657	6,500
Insurance	10,128	16,138
Total	$ 185,544	$ 173,974

General and administrative expenses increased approximately $12,000 from the prior period. The most significant contribution to increased expenses pertained to the stock based compensation in the amount of $51,000 that was recognized in the current period. This is a non-cash expense item that results from valuing stock options granted during the period. There were no options granted in the comparative period. The investor relations costs that were incurred in the current period of $5,665 pertained to the inclusion of corporate news in the mining section of the internet version of a newspaper and electronic dissemination of a news release by a third party. The investor relations costs incurred in the comparative period of $5,000 were incurred for the electronic dissemination of news releases by a third party. The financing fee in the comparative period reflected a non-refundable fee paid to a third party to facilitate, on a best efforts basis, a financing within a certain time period. The time period expired without a financing being completed consequently the fee was expensed.

4) Operating Results (continued)

Nine months ended June 30, 2010 compared to nine months ended June 30, 2009

Website maintenance and networking costs increased during the current period due to the fact that the website was revamped in the current period. Travel and promotion decreased approximately $5,000. In the prior period, two individuals attended a conference in Newfoundland for 5 days; in the current period only one individual attended for two days. The President of the Company attended Mineral Exploration Round-up in Vancouver and PDAC in Toronto during both the current and comparative periods. Insurance has decreased approximately $6,000 due to a decrease in rates realized by changing the Company's insurance carrier in May, 2009. The increase in consulting fees was a function of increased activity levels and an increase in certain consulting rates.

The following summarizes the components of professional fees included in the statement of earnings:

Nine months ended June 30	**2010**	**2009**
Legal and filing fees	$ 10,537	$ 9,987
Audit fees	824	(773)
Total	$ 11,361	$ 9,214

The amounts reflected as audit fees represent the difference between audit fees accrued at year-end and actual audit fees billed. In fiscal 2008, the Company had overaccrued audit fees and in fiscal 2009 had underaccrued. Legal fees were higher in the comparative period as advice was sought regarding flow-through share reporting, however this was offset by higher filing fees in 2010 that resulted from a higher volume of news releases in the current period.

Three months ended June 30, 2010 compared to three months ended June 30, 2009

Three months ended June 30	**2010**	**2009**
General and administrative expenses	$ (33,633)	$ (38,462)
Reporting to shareholders	(5,970)	(18,747)
Professional fees	(4,391)	(2,064)
Stock exchange and transfer agent fees	(4,145)	(3,493)
Foreign exchange loss	-	(1,093)
Interest income	1,166	586
Amortization of capital assets	(1,825)	(2,232)
Net and comprehensive loss	$ (48,798)	$ (65,505)

The large decrease in reporting to shareholder costs is a function of the timing of their incurrence. The mailings were undertaken later in the previous fiscal year than in the current period. Consequently most costs for the comparative period were incurred during the three months ended June 30, 2009, while the bulk of the fiscal 2010 costs were incurred during the three months ended March 31, 2010.

The following summarizes the major expense categories comprising general and administrative expenses for the three months ended June 30, 2010 and June 30, 2009 respectively:

Three months ended June 30	**2010**	**2009**
Administrative consulting fees	$ 11,222	$ 5,571
Occupancy costs	9,214	8,289
Office, secretarial and supplies	6,278	8,980
Website maintenance and networking	389	758
Travel and promotion	673	3,476
Insurance	3,400	4,888
Investor relations	1,000	-
Directors' fees	800	-
Part XII.6 tax	657	6,500
Total	$33,633	$ 38,462

A discussion of significant variances can be found in the nine month comparative.

4) Operating Results (continued)

Three months ended June 30, 2010 compared to three months ended June 30, 2009

The following summarizes the components of professional fees included in the statement of earnings:

Three months ended June 30	2010	2009
Legal and filing fees	$ 4,092	$ 1,837
Audit fees	299	227
Total	$ 4,391	$ 2,064

The increase in legal and filing fees resulted from the large increase in news releases from period to period which resulted in increased filing fees.

5) Liquidity and Capital Resources

The Company's working capital position at June 30, 2010 was approximately $1,018,000, (September 30, 2009 - $598,000). Cash has increased $531,000 from September 30, 2009. Cash was augmented by the proceeds of warrant and option exercises for gross proceeds of $75,000, a private placement financing netting $1,241,000 after share issue costs and the receipt of a $100,000 government exploration grant. In the comparative period private placement financings, net of share issue costs and a financing fee advance, contributed $559,000 to the treasury and the Company received $128,000 of exploration grants. During the nine months ended June 30, 2010, $673,000 of cash was expended on mineral property additions and exploration advances, (nine months ended June 30, 2009 - $262,000). Further, during the nine months ended June 30, 2010, the Company expended $7,500 on Part XII.6 tax. Part XII.6 tax is essentially an interest charge assessed on unexpended flow-through funds in the situation where exploration costs are renounced to investors in the calendar year preceding the expenditure of these funds on qualifying exploration. The tax was accrued in the prior year financial statements and was paid in the current year. Administrative costs in excess of interest income utilized $204,000 of cash during the nine months ended June 30, 2010, (nine months ended June 30, 2009 - $207,000).

The Company will have sufficient cash to finance general and administrative expenses, reporting to shareholder costs, professional fees and stock exchange and transfer agent fees through to approximately March, 2011, assuming similar activity levels. The flow-through financing that was completed in September, 2009 and the bulk of the financing that was completed in February, 2010 are financing the first stage 2010 exploration program on Viking. The Company will require additional financing to cover a more extensive exploration program, any new property acquisition costs and operating costs beyond approximately February of 2011. Management is continually assessing financing options, in particular to fund future exploration plans. While the Company has successfully raised equity funds in the past, there are no guarantees that it will be able to do so in the future. As a result, there is significant risk regarding the Company's ability to continue as a going concern. The Company's financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities, revenues and expenses if the Company could not continue as a going concern. Such adjustments could be material.

6) Financing

During September, 2009 the Company closed a non-brokered private placement of 1,332,833 units, (Common Units), at a price of $0.15 per Common Unit and 1,818,181 flow-through units, (FT Units), at a price of $0.165 per FT Unit for gross proceeds of $500,000. Each Common Unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of $0.22 per share until September 4, 2011. Each FT Unit consists of one common flow-through share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of $0.23

6) Financing (continued)

per share until September 4, 2011. The proceeds of the September private placement are being used to fund working capital needs as well as exploration costs on the Newfoundland and Labrador mineral properties.

During the nine months ended June 30, 2010, the Company closed a non-brokered private placement of 3,233,332 common units at a price of $0.15 per common unit and 5,275,000 flow-through units at a price of $0.16 per flow-through unit for gross proceeds of $1,329,000. Each common unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at a price of $0.22 per share to February 5, 2012. Each flow-through unit consisted of one common flow-through share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of $0.22 per share until February 5, 2012. The net proceeds, after issue costs, of this financing have been primarily allocated to funding the 2010 exploration program.

7) Contractual Obligations

Commencing January 1, 2007 the Company's office sublease was extended for a further five years. In prior periods the following table included commitments pursuant to the option agreement to acquire the Taylor Brook, Newfoundland and Labrador mineral property. During the current period, the Company returned the property to the vendor in accordance with the agreement and consequently has no further option commitments for this property.

As at June 30, 2010 the contractual cash obligations for the following five **fiscal** years ended September 30 are as follows:

Nature of obligation	Remainder of 2010	2011	2012	2013	2014
Office lease base rent	$5,000	$19,900	$ 5,000	$ -	$ -

The Company entered into a drilling contract during the nine months ended June 30, 2010 that requires that the Company commit to a minimum of 6000 meters of casing and coring on the Viking property. Approximately 3700 meters had been completed by June 30, 2010, leaving an approximate commitment of 2300 meters with an estimated committed cost of $34,000 at that date. The full drilling commitment was completed subsequent to period end.

8) Exploration Expenditures

Refer to "Mineral Properties," note 4 to the consolidated financial statements.

9) Off-Balance Sheet Transactions

There are no off-balance sheet transactions to report.

10) Selected Annual Financial Information

The following selected financial data has been extracted from the audited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principles, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at September 30,	2009	2008	2007
Financial Results			
Interest Income	$ 3,088	$ 20,805	$ 24,241
Net and Comprehensive Loss	$ (92,998)	$ (353,519)	$ (489,025)
Basic and diluted loss per share	$ 0.00	$ (0.01)	$ (0.01)

10) Selected Annual Financial Information (continued)

For the years ended or as at September 30,	2009	2008	2007
Financial Position			
Working capital	$ 597,705	$ 522,305	$ 793,703
Total assets	$ 2,510,762	$ 1,497,532	$ 1,040,538
Capital Stock	$ 11,268,086	$ 10,523,470	$ 9,902,399
Warrants	$ 302,000	$ 210,132	$ 132,781
Contributed Surplus	$ 789,980	$ 657,848	$ 548,848
Deficit	$(10,056,572)	$ (9,963,574)	$ (9,610,055)

Included in the loss for 2009 is a write-off of mineral properties aggregating $Nil, (2008 - $8,000, 2007 - $291,000). Stock-based compensation expense of $Nil in 2009,(2008 - $109,000, 2007 - $33,500), also contributed to the variances in losses. A future income tax recovery in the amount of $200,000 reduced the 2009 loss in arriving at Net and Comprehensive Loss for the year. The recovery pertains to flow-through expenditures renounced to flow-through investors. There were no such renunciations in the comparative periods and consequently no future income tax recoveries in 2008 or 2007.

11) Selected Quarterly Financial Information

The following selected financial data has been extracted from the unaudited interim financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principles, for the fiscal periods indicated and should be read in conjunction with those unaudited financial statements.

Three months ended	June 30 2010 (Q3 2010)	March 31 2010 (Q2 2010)	Dec 31 2009 (Q1 2010)	Sept 30 2009 (Q4 2009)	June 30 2009 (Q3 2009)	Mar 31 2009 (Q2 2009)	Dec 31 2008 (Q1 2009)	Sept 30 2008 (Q4 2008)
Interest & Other	$1,166	$ 448	$ 192	$ 137	$ 586	$ 795	$ 1,570	$ 3,286
Net loss before mineral property write-offs and income tax recovery	(48,798)	(129,542)	(57,590)	(72,852)	(65,505)	(87,893)	(66,748)	(60,947)
Mineral property write-offs	-	(671,668)	-	-	-	-	-	(4,000)
Income tax recovery	-	75,000	-	-	-	200,000	-	-
Net and comprehensive earnings (loss)	(48,798)	(726,210)	(57,590)	(72,852)	$(65,505)	$112,107	$(66,748)	$(64,947)
Basic and diluted earnings (loss) per share	$0.00	$(0.01)	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00

The most significant influences on net income/loss are the amount of mineral property write-offs and stock-based compensation expenses as well as tax recoveries associated with tax-effecting flow-through shares. Future income tax recoveries pertain to the application of unrecognized future tax benefits to reduce the future tax liability that is recorded when tax benefits are renounced to flow-through share investors. The renunciations, if applicable, occur in Q2 of any given year. The amount will vary depending upon the quantum of flow-through financings in a year. The timing of the Company's mineral property write-offs cannot be predicted in advance and will vary from one reporting period to the next. As a result, there may be dramatic changes in the financial results and balance sheet position reported by the Company. Stock-based compensation can also comprise a significant portion of a loss in any quarter. Compensation is recorded when stock options are granted and have vested; the timing and amount of such grants can vary from year to year. During Q2, 2010, $51,000 of stock-based compensation is included in the period's loss. Expenses are generally greater in the second quarter of each year as annual report and other annual mailings, as well as annual meeting costs tend to be incurred almost exclusively in this period. This results in a higher loss before mineral property write-offs and income tax recoveries in Q2 relative to other quarters.

12) Directors and Officers

Shane Ebert	*Director and President*	Douglas Cageorge	*Director*
Jean Pierre Jutras	*Director and Vice-President*	Shari Difley	*Chief Financial Officer*
Barbara O'Neill	*Corporate Secretary*	Lesley Hayes	*Director*

13) Related Party Transactions

The following non-arm's length transactions occurred during the nine months ended June 30, 2010:
i) paid or accrued $14,900, (2009 - $14,900), to a corporation related by virtue of common officers and directors for rent of shared office space and $13,200, (2009 - $12,900), for lease operating and miscellaneous administrative costs.
ii) paid or accrued $103,200, (2009 - $99,900), for consulting fees charged by officers or their corporate employers on a per diem or hourly basis for accounting and administrative services and geological consulting services provided.
iii) received or accrued $1,400 for postage paid on behalf of a company related by virtue of common officers and directors.
iv) paid or accrued $2,400 for directors fees
v) directors and officers subscribed to 306,666 of the common units issued pursuant to the February, 2010 private placement described in 6) Financing.

The purpose of related company office and rent charges is to realize certain economies associated with sharing office space and administrative services. Related party transactions were in the normal course of operations and were measured at the "exchange amount," which is the amount of consideration established and agreed to by the related parties.

14) Subsequent Events

On August 18, 2010 the Company entered into a property acquisition agreement with Société d'Exploration Minière Vior Inc., (Vior), for the disposition of its 50% interest in two mineral claims in Quebec that are north of Vior's Douay deposit. On the closing date Vior paid $40,000 to Northern Abitibi and issued 400,000 of its common shares and 200,000 warrants. The warrants will expire on August 24, 2015 and will be exercisable at $0.12 per share to acquire up to 200,000 of Vior's common shares. The Company will receive additional cash, shares and warrants if Vior's Douay West deposit goes into production or if Vior's ownership in the claims falls below 10%.

The Douay property is no longer carried on the Company's books because it was written-off when the Company determined that it would not conduct further exploration on it. Consequently, the proceeds of its disposition will be reflected fully in earnings in the period that the sale closed.

See also 15 (a) below.

15) Capital Stock, Warrants, Contributed Surplus and Options

a) Capital Stock, Warrants and Contributed Surplus

Refer to Note 6 to the financial statements for capital stock transactions during the nine month period ended June 30, 2010 and balances as at that date. From June 30, 2010 to August 25, 2010 the following capital stock and warrant transactions occurred:

	Number of Shares	**Shares Amount**	**Number of Warrants**	**Warrants Amount**	**Contributed Surplus**
Balance June 30, 2010	71,728,415	$12,269,299	10,570,888	$ 581,363	$914,500
Warrants exercised	50,000	9,286	(50,000)	(1,786)	-
Balance August 25, 2010	**71,778,415**	**$12,278,585**	**10,520,888**	**$579,577**	**$914,500**

15) Capital Stock, Warrants, Contributed Surplus and Options (continued)

b) Stock Options

Refer to Note 6 to the financial statements for details of the options outstanding at June 30, 2010. No stock option transactions occurred during the period from June 30, 2010 to August 25, 2010.

16) Outlook

The Company's primary objective is to discover mineral resources in economic quantities capable of supporting an operating mine. Should the Company discover such a promising property, it would likely attempt to ally with a more senior mining company that might option-in on the property or purchase the property outright, as the Company does not have expertise in operating a mine.

The 2010 exploration program has included 40 drill holes aggregating 6678 meters and a surface exploration program that has included 11 trenches, 819 rock and 243 soil samples as well as surface mapping. In addition to the Thor trend currently being drilled, four new exploration targets with significant size potential have also been identified on the Viking property. The Viking drill program is scheduled to restart in September with one drill rig remaining focused on expanding mineralization along the Thor Trend and the second rig focusing on testing exploration targets outside the Thor Trend. Trenching and surface sampling will also continue in September.

Management's goals for its 2010 exploration program at Viking include defining the Thor Trend by drilling, testing several other exploration targets on the property, and producing a compliant resource estimate. The first stage exploration program is complete with certain drill results still outstanding. The second stage discussed above is expected to commence in early September, pending financing. Management is currently working to secure the necessary financing to cover the estimated $415,000 to $575,000 budget to undertake a further 2500 to 3500 meters of drilling and additional surface work at Viking.

17) Risks

The success of the Company's business is subject to a number of factors including, but not limited to:

a) Substantial expenditures are required to explore for mineral reserves and the chances of identifying economical reserves are extremely small.
b) The junior resource market, where the Company raises funds, is extremely volatile and there is no guarantee that the Company will be able to raise funds as it requires. The Company may be forced to raise funds at a low share price resulting in increased dilution for current shareholders.
c) Although the Company has taken steps to verify title to the mineral properties in which it has an interest or in which it is earning an interest, there is no guarantee that the property will not be subject to title disputes or undetected defects.
d) The Company is subject to laws and regulations relating to environmental matters, including provisions relating to reclamation, discharge of hazardous materials, and other matters. The Company conducts its exploration activities in compliance with applicable environmental protection legislation and is not aware of any existing environmental problems that may cause a material liability to the Company, however changes to legislation could result in the Company being offside at some point in the future.
e) The Company is in competition with exploration companies with greater financial resources. This can hamper its ability to acquire certain exploration properties, attract joint venture parties and attract equity financing. Further, the Company must compete with these other companies to acquire contractors to perform certain exploration such as drilling. These contractors will often favor a larger project, making it more difficult for the Company to obtain their services.
f) The price of base and precious metals is highly volatile. Changes in these prices can alter the desirability of an exploration property, and feasibility of spending exploration dollars on it. Further, changes in commodity prices can affect the stock price of the Company.

17) Risks (continued)

g) The Company is dependent upon certain key personnel. Loss of any of these people could have a material adverse effect on the Company and its business. This is somewhat mitigated from a geological perspective by having a qualified geologist in each of the President and Vice-President roles.

h) The Company has a history of losses due to its status as an exploration company, with no production from mineral properties. Its ultimate success will depend on its ability to generate cash flow from producing properties at some point in the future, or alternatively from a disposition of its interests.

18) Critical Accounting Estimates

The most significant accounting estimate for the Company relates to the carrying value of its mineral property assets. Mineral properties consist of exploration and mining concessions. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sales or abandonments. The estimated values of all properties are assessed by management on a quarterly basis by reference to project economics, including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others, and the extent to which optionees have committed, or are expected to commit to, exploration on the property. When it becomes apparent that the carrying value of a specific property will not be realized, based on the foregoing criteria, an impairment provision is made for the decline in value.

The Company's estimate for asset retirement obligations is based on existing laws, contracts or other policies. The value of the obligation is based on estimated future costs for abandonments and reclamations. By their nature, these estimates are subject to measurement uncertainty.

Another significant accounting estimate relates to valuing stock-based compensation and warrants. The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted and vested, or warrants issued, during the year.

19) New Accounting Policies

International Financial Reporting Standards

In February, 2008, the Canadian Accounting Standards Board, (AcSB), announced that interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 must be prepared in accordance with International Financial Reporting Standards, (IFRS). Accordingly the Company will be required to present their financial statements during the fiscal year ended September 30, 2012 in accordance with IFRS and will be required to restate the fiscal 2011 comparatives that are included in each of the quarters' and the year end financial statements for fiscal 2012.

Conversion Plan

The Company has a transition plan that they have divided into three phases; research and planning, accounting policy assessment and determination, and implementation and review. The Company is currently in the research and planning phase. The CFO has attended a number of IFRS courses, including industry-specific courses, and has evaluated the financial statements of the Company in light of the new IFRS rules and guidelines. A matrix of the significant financial statement categories and their corresponding current Canadian GAAP accounting and presentation and IFRS accounting and presentation has been prepared for further analysis.

19) New Accounting Policies (continued)

International Financial Reporting Standards - Conversion Plan

The accounting policy assessment and determination phase is expected to occur over the period from October 1, 2010 to March, 2011 and will include determining the accounting policies that will be adopted, any optional exemptions that may be utilized and designing any revisions to current accounting systems that might be necessary to facilitate the recording and retention of data. The implementation and review phase is expected to be complete by December 31, 2011. The Company will issue its first financial statements prepared in accordance with IFRS for its first quarter of fiscal 2012, (the three months ended December 31, 2011), with comparatives restated to be in accordance with IFRS.

Significant Differences between Current Canadian GAAP and IFRS

The single largest financial statement amount in the Company's financial statements tends to be the carrying cost if its mineral exploration properties, which is comprised of a combination of capitalized exploration expenditures and acquisition costs. The International Accounting Standards Board, (IASB), Framework would dictate that exploration expenditures be expensed because such costs would not meet the strict definition of an asset. However, IFRS 6 allows the retention of accounting policies that have been previously applied. IFRS 6 cannot be applied to expenditures incurred prior to obtaining the legal rights to explore a specific area or after the technical feasibility study and commercial viability of extracting a mineral resource is demonstrated. If a capitalization policy is adopted for mineral exploration and acquisition costs, the asset is initially measured at cost. Subsequently these costs either can continue to be measured at cost or measured using the revaluation model which requires that the asset be carried at its fair value.

The Company believes that it will continue to capitalize its acquisition and exploration costs relating to mineral properties. Further, it believes that it will choose the cost method of measurement. The cost method will require that the Company assess whether there has been an impairment in the value of its capitalized acquisition and exploration costs. Impairment shall be assessed when facts and circumstances suggest that the carrying amount of the asset may exceed its recoverable amount. According to IFRS 6, one or more of the following facts and circumstances indicate that an entity should test exploration and evaluation assets for impairment:

- The period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future and is not expected to be renewed.
- Substantive expenditure on further exploration for, and evaluation of, mineral resources in the specific area is neither budgeted nor planned
- Exploration for and evaluation of mineral resources in the specific area has not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area
- Sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or sale.

Canadian GAAP also requires the assessment of impairment. However, IFRS differs from Canadian GAAP in that it is possible, under IFRS, that an impairment loss might be reversed in a situation where there is a change in circumstances such as the re-commencement of activity on a mineral property where a change in commodity prices makes the project feasible once again.

The Company does not anticipate a material difference between the carrying amount of its mineral exploration properties under Canadian GAAP and IFRS, at this point in time.

The Company has yet to analyze in detail other financial statement items, but will provide updates in future MD&A's to address differences as they become apparent throughout the accounting policy assessment and determination phase.